Exhibit 16.1

March 6, 2013

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Urologix, Inc. and, under the date of September 21, 2012, we reported on the financial statements of Urologix, Inc. as of and for the years ended June 30, 2012 and 2011. On February 28, 2013, we were dismissed. We have read Urologix Inc.'s statements included under Item 4.01 of its Form 8-K dated February 28, 2013, and we agree with such statements, except that we are not in a position to agree or disagree with Urologix, Inc.'s statements that: (1) the change was approved by the audit committee of the board of directors, (2) the Company has engaged Baker Tilly Virchow Krause, LLP, or (3) Baker Tilly Virchow Krause, LLP was not consulted regarding any matters described in Item 304(a)(2)(i) or (ii) of Regulation S-K.

Very truly yours,

/s/ KPMG LLP